UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 4 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, February 3 2009, entitled
“INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2008”               .

OPERATING REVIEW

3 February 2009

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2008

Key highlights:

•     Group: Revenue of £10,470 million, up 14.3%

–    Pro forma service revenue growth including India of 1.4%

–    Group data revenue of £786 million, up 25.3% on an organic basis

–    Proportionate mobile customer base of 289.0 million at 31 December 2008, up 9.5 million in the quarter

•     Europe: Service revenue up 15.0%, driven by strong foreign exchange

–    Organic service revenue down 1.4%; trends broadly similar to second quarter in a weaker market environment

–    Solid results in Germany and Italy and stabilised results in the UK offset continuing weakness in Spain

•     Africa & Central Europe: Service revenue up 6.1%

–    Continued good growth in Vodacom offset by Turkey

•     Asia Pacific & Middle East: Service revenue up 27.9%

–    Record customer growth in India; service revenue growth of 29.6% at constant exchange rates

•     Verizon Wireless: Service revenue up 12.2%; data revenue up 49.4%, both in local currency

–    Alltel acquisition completed on 9 January 2009

•     Strategy: Good early progress on all objectives, including £1 billion cost saving programme

•     Outlook: Underlying ranges confirmed. Increased guidance to reflect foreign exchange environment

–    Adjusted operating profit in the range of £11.5 billion to £12.0 billion, an increase of £0.5 billion

–    Free cash flow in the range of £5.5 billion to £6.0 billion, an increase of £0.3 billion

Vittorio Colao, Chief Executive, commented:

“Our underlying performance showed similar trends to the previous quarter, with pro forma service revenue up 1.4% including India and at constant exchange rates. In the context of the current economic environment, we have continued to implement our strategy, with an emphasis on customer value, mobile data, Enterprise and fixed broadband. This has driven increased usage, 25% organic growth in data revenue and over 280,000 fixed broadband additions in Europe. We have also made progress on our plans to reduce costs by £1 billion by March 2011. Underlying guidance is confirmed.”

OPERATING REVIEW

Group(1)(2)

	Quarter ended 31 December
	2008(3)	2007	% change
	£m	£m	£	Organic

Europe	7,013	6,099	15.0	(1.4)
Africa & Central Europe	1,290	1,216	6.1	2.3
Asia Pacific & Middle East	1,402	1,096	27.9	8.4
Eliminations	(34)	(21)
Service revenue	9,671	8,390	15.3	(0.3)
Other revenue	799	773	3.4	(8.6)
Revenue	10,470	9,163	14.3	(1.0)

Notes:

(1)	The Group changed its presentation of revenue during the financial year. See “Change in presentation” on page 12.
(2)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.
(3)	Reflects average exchange rates of £1:€1.19 and £1:$1.57.

Group revenue increased by 14.3%, including favourable exchange rate movements of 12.8 percentage points and a 2.5 percentage point benefit from merger and acquisition activity, primarily in India. On an organic basis, revenue and service revenue declined by 1.0% and 0.3%, respectively, with Europe’s decline partially offset by Asia Pacific & Middle East and Africa & Central Europe. Pro forma service revenue growth was 1.4% including India and assuming constant exchange rates.

Whilst the current economic environment is challenging, pro forma growth remains positive albeit slower than the previous quarter reflecting the benefit of the Group’s breadth of customer base and geographic diversity. The Group has focused on implementing the strategy outlined in November 2008, with an emphasis on customer value offers, mobile data, Enterprise and fixed broadband. The actions taken have helped generate a 10.3% organic increase in minutes, organic data revenue growth of 25.3%, positive revenue growth in Enterprise revenue and over 280,000 fixed broadband additions in Europe.

The Group also announced in November 2008 that it had established a cost saving programme which targeted a £1 billion reduction in operating costs by the 2011 financial year. This programme is expected to offset the pressures from cost inflation and the competitive environment and enable investment in revenue growth opportunities thereby enabling the Group to deliver its operating and capital expenditure targets. Good progress has been made and cost savings of approximately £500 million are expected to be generated by the end of the 2010 financial year, with the full £1 billion expected to be generated by the 2011 financial year.

Since 30 September 2008, the Group has further strengthened its liquidity position through the issuance of £2.9 billion of bonds and the refinancing of over $3.3 billion of commercial paper that was outstanding at that date. The Group’s $9.1 billion committed credit facilities remain undrawn. Group net debt has increased since 30 September 2008, primarily due to the effect of exchange rate movements on non-sterling denominated debt, the mix of which continues to be broadly aligned with the values of the Group’s primary businesses. Applying 30 January 2009 exchange rates of £1:€1.13 and £1:$1.45 to the Group’s net debt as of 30 September 2008 would have increased the £27.8 billion net debt previously reported by £5.7 billion. These rate changes also result in an increase in the Group’s free cash flow generation, described below.

Although underlying guidance is unchanged, the Group has revised its outlook ranges for the year ended 31 March 2009 to reflect the changed foreign exchange environment. The ranges set out in the Group’s Half-Year Financial Report for the six months ended 30 September 2008 reflected full year foreign exchange assumptions of £1:€1.26 and £1:$1.80. The Group has revised its assumptions for the full year average rates to £1:€1.20 (fourth quarter £1:€1.09) and £1:$1.72 (fourth quarter £1:$1.45), and has revised its outlook ranges accordingly.

OPERATING REVIEW

The following table shows the impact of these changes on the Group’s outlook.

	Previous	Foreign	Updated
	outlook(1)	exchange	outlook(2)
	£ billion	£ billion	£ billion

Revenue	38.8 to 39.7	1.8	40.6 to 41.5

Adjusted operating profit	11.0 to 11.5	0.5	11.5 to 12.0

Capitalised fixed asset additions	5.2 to 5.7	0.3	5.5 to 6.0

Free cash flow	5.2 to 5.7	0.3	5.5 to 6.0

Notes:

(1)	Previous outlook as published in the Group’s Half-Year Financial Report on 11 November 2008.
(2)	For further information on the basis of the Group’s outlook for the 2009 financial year, please see page 5 in the Group’s Half-Year Financial Report published on 11 November 2008.

Europe(1)

	Quarter ended 31 December
Revenue	2008	2007	% change
	£m	£m	£	Organic

Germany(2)	1,909	1,636	16.7	(1.4)
Italy	1,363	1,072	27.1	1.9
Spain	1,328	1,155	15.0	(5.8)
UK	1,226	1,235	(0.7)	(0.7)
Other Europe	1,253	1,059	18.3	(0.9)
Eliminations	(66)	(58)
Service revenue	7,013	6,099	15.0	(1.4)
Other revenue	534	553	(3.4)	(17.3)
Revenue	7,547	6,652	13.5	(2.8)

Notes:

(1)	The Group changed its presentation of revenue during the financial year. See “Change in presentation” on page 12.
(2)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.

Revenue increased 13.5%, with favourable euro exchange rate movements contributing 14.8 percentage points of growth and a 1.5 percentage point benefit from business acquisitions, primarily Tele2. The organic decline in revenue was higher than the previous quarter, primarily due to lower equipment revenue caused by lower average revenue per device and overall volumes and a further fall in revenue in Spain which was impacted by a worsening market environment.

Service revenue declined 1.4% on an organic basis, in line with the underlying trend seen in the previous quarter as the benefit from increased usage as a result of new tariffs and promotions was offset by the impact of the deteriorating economy in Europe, ongoing competitive pricing pressures and lower termination rates. Germany, Italy and the UK reported improvements in their quarterly organic service revenue growth performance compared to the previous quarter.

Germany

The organic decline in service revenue improved compared to the previous quarter following higher penetration of the Superflat tariff portfolio and infotainment and connectivity services together with increased messaging usage. Revenue also benefited from lower service provider rebates and a lower impact of changes in termination rates, which were partially offset by declining revenue from continued migration of customers to new, lower priced tariffs. During the quarter, the fixed broadband customer base increased by 0.1 million to 3.0 million at 31 December 2008. The integration of the mobile business and the fixed operations of Arcor commenced in the quarter and is progressing well.

Italy

Organic service revenue growth improved compared with the previous quarter, reflecting the contribution of commercial initiatives enhancing revenue per user and reducing churn. A continued focus on acquiring contract customers led to increases in both the consumer and enterprise customer base. Data revenue growth remained strong due to increased penetration of mobile PC connectivity and email enabled devices. Net additions of fixed

OPERATING REVIEW

broadband customers increased during the quarter following the strong take up of Vodafone Station, launched during the summer of 2008, as well as continued good performance of Tele 2.

Spain

Organic service revenue declined 5.8%, a faster rate than in the previous quarter. Whilst new tariffs and promotions increased customer usage, they resulted in a lower price per minute which led to lower outgoing voice revenue. The deteriorating market environment put pressure on usage in some customer segments and led to increased involuntary churn. A termination rate reduction in the quarter contributed further to the decline in service revenue. Data revenue growth improved in the quarter, in part due to the launch of the flat mobile browsing fee. In fixed broadband, Vodafone Spain launched Vodafone Station, which helped achieve an increase in fixed broadband customers.

UK

Excluding the impact of a VAT refund in July 2007, service revenue declined at a lower rate than in the previous quarter, driven by increased wholesale revenue due to the growth in the MVNO business and continued growth from data services. Data revenue growth of 30.9% remained strong in the quarter, driven primarily by increased penetration of mobile PC connectivity and mobile internet services. These positive trends were partially offset by an incremental voice revenue decline resulting from lower voice usage in the prepaid segment.

Other Europe

Service revenue decreased by 0.9% on an organic basis, a slightly higher rate than the previous quarter as continued strong growth in the Netherlands was more than offset by shortfalls in Ireland and Portugal. Both Ireland and Portugal were impacted by deteriorating market environments during the quarter whilst Portugal was also highly impacted by a termination rate cut in August 2008 and Ireland by substantial price reductions in prepaid tariffs.

Africa & Central Europe(1)(2)

	Quarter ended 31 December
Revenue	2008	2007		% change
	£m	£m	£	Organic

Vodacom	391	381	2.6	15.3
Other Africa & Central Europe	899	835	7.7	(2.7)
Service revenue	1,290	1,216	6.1	2.3
Other revenue	103	87	18.4	22.4
Revenue	1,393	1,303	6.9	3.5

Notes:

(1)	The Group changed its presentation of revenue during the financial year. See “Change in presentation” on page 12.
(2)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.

Africa & Central Europe revenue increased by 6.9%, with favourable exchange rate movements contributing 4.5 percentage points of growth and a 1.1 percentage point negative impact primarily from a change in the consolidation status of Safaricom. Organic revenue growth of 3.5% was recorded as sustained growth in Vodacom was offset by weakening trends in Turkey and Romania. Service revenue grew by 2.3% on an organic basis, driven by a 10.1% organic increase in the average customer base, partially offset by a 3.4 percentage point impact from termination rate cuts.

Vodacom

The strong growth in the average customer base of 13.5% on an organic basis, which represented the highest number of net additions for six quarters, took Vodacom’s closing customer base to 37.8 million on a 100% basis. Usage per customer in the prepaid market, which represented a majority of the customer base, remained broadly stable as the increased usage driven by revised tariffs in South Africa was offset by the dilutive effect of the increased customer base in both Tanzania and Mozambique. Data revenue growth continued albeit at a lower rate, driven by the increased penetration of mobile PC connectivity devices, as the absence of affordable fixed line alternatives makes mobile data a more attractive offering.

OPERATING REVIEW

Other Africa & Central Europe

The organic decline in service revenue was primarily due to the performance in Turkey. Service revenue in Turkey decreased by 14.5% at constant exchange rates, representing a significant deterioration from the previous quarter. The continued impact of termination rate cuts, which reduced service revenue by 7.1%, coupled with higher churn and weaker activity in the customer base led to the revenue decline in Turkey. To improve performance, a new management team led by a new chief executive, who joined on 1 January 2009, is driving a turnaround plan, which is focused on improving the network, IT, distribution and brand. Romania reported slowing growth compared to the previous quarter, with revenue reflecting intense competition which led to price reductions across the market, lower termination rates and customers optimising usage offset by good data revenue growth. Revenue for the quarter also benefited from the acquisition of Ghana Telecom, which was the main driver of the increase in fixed line revenue.

Asia Pacific & Middle East(1)(2)

	Quarter ended 31 December
Revenue	2008	2007		% change
	£m	£m	£	Organic

India	674	491	37.3	n/a
Other Asia Pacific & Middle East	728	605	20.3	8.4
Service revenue	1,402	1,096	27.9	8.4
Other revenue	112	97	15.5	16.7
Revenue	1,514	1,193	26.9	9.2

Notes:

(1)	The Group changed its presentation of revenue during the financial year. See “Change in presentation” on page 12.
(2)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.

Asia, Pacific & Middle East revenue grew by 26.9%, including a 9.7 percentage point benefit from favourable exchange rate movements and an 8.0 percentage point benefit from business acquisitions, mainly in India. On an organic basis, revenue grew by 9.2%, driven by strong growth in Egypt, Australia and New Zealand. Service revenue grew by 8.4% on an organic basis, as the average customer base continued to grow, increasing by 25.2% on an organic basis. Although this is a strong result, revenue grew at a lower rate than the previous quarter, reflecting a mix of strong competition and weaker economic conditions.

India

Service revenue in India grew by 37.3%, or by 29.6% at constant exchange rates, with the rate of growth lower than the previous quarter due to the increasingly competitive market and an increased revenue base, although the current quarter showed a larger absolute increase in service revenue measured in local currency than the previous quarter. Visitor revenue was impacted by the terrorist attacks in Mumbai and economic pressures as customers travelled less. Higher usage was more than offset by decreases in the effective rate per minute as the market continued to move towards Lifetime Validity prepaid offerings, which have helped reduce customer churn. Net customer additions averaged 2.1 million per month, the highest since the business was acquired, bringing the closing customer base to 60.9 million. Net customer additions benefited from the launch of services in six new circles during the quarter. Customer penetration in the Indian mobile market reached 30% at 31 December 2008.

Other Asia Pacific & Middle East

Service revenue growth was driven by the performances in Egypt and Australia. Egypt’s organic service revenue growth was at a lower rate than the previous quarter, as a result of the migration of a majority of customers to competitive offers and lower termination rates, both introduced in the previous quarter, not being fully offset by increased usage. Australia’s service revenue increased by 7.3% on an organic basis, primarily due to growth from data services and a higher number of average customers, partially offset by lower effective pricing. In New Zealand, good data and fixed broadband revenue growth was offset by weaker overall trends.

Verizon Wireless

In the US, Verizon Wireless reported 1.4 million net customer additions during the quarter, bringing the closing proportionate customer base to 32.4 million, up 9.7% year on year. Service revenue growth of 12.2% in local currency was driven by robust ARPU, with strong growth in messaging and data revenue, and included a benefit from the acquisition of Rural Cellular Corporation. On 9 January 2009, Verizon Wireless completed its acquisition of Alltel Corp., adding 12.9 million customers, after conforming adjustments, before required divestitures and based on Alltel

OPERATING REVIEW

Corp.’s results for the third calendar quarter. Verizon Wireless expects to realise synergies with a net present value, after integration costs, of more than $9 billion, driven by aggregate capital and operating expense savings.

Significant Transactions

Since 30 September 2008, the Group has completed or announced the transactions listed below. Sterling equivalents are based on exchange rates on the date of announcement or completion.

On 6 November 2008, the Group agreed to acquire an additional 15% stake in Vodacom Group (Proprietary) Limited (‘Vodacom Group’) from Telkom SA Limited (‘Telkom’) for cash consideration of ZAR22.5 billion (£1.4 billion) less the pro rata consolidated attributable net debt of Vodacom Group of approximately ZAR1.55 billion (£0.1 billion). The transaction will increase Vodafone’s shareholding in Vodacom Group from 50% to 65%. The transaction is expected to complete during the first half of the 2009 calendar year, following which Vodacom Group will be accounted for as a subsidiary undertaking.

The acquisition is subject to, among other conditions, approval by 75% of Telkom’s shareholders and is interconditional upon Vodacom Group being listed on the Johannesburg Stock Exchange and Telkom demerging the remaining 35% of Vodacom Group to Telkom’s shareholders. Telkom’s two largest shareholders, the Government of South Africa and the Public Investment Corporation Limited, owning a combined 58%, have irrevocably committed to vote in favour of the transaction and will become significant shareholders in Vodacom Group following the completion of the transaction. The transaction is also subject to customary competition authority and regulatory approvals.

Vodacom Group is the leading mobile network operator in South Africa and holds a portfolio of growing operations in Tanzania, Lesotho, the Democratic Republic of Congo and Mozambique.

On 18 December 2008, the Group announced it had completed the acquisition of an additional 4.8% stake in Polkomtel S.A. (‘Polkomtel’) for a total consideration of €177 million (£161 million). The acquisition increased Vodafone’s stake in Polkomtel from 19.6% to 24.4%.

On 9 January 2009, Verizon Wireless completed its acquisition of Alltel Corp., adding 12.9 million customers, after conforming adjustments, before required divestitures and based on Alltel Corp.’s results for the third calendar quarter. Consistent with the terms of the transaction announced on 5 June 2008, Verizon Wireless paid approximately $5.9 billion (£3.9 billion) for the equity of Alltel Corp.. Immediately prior to the closing, the Alltel Corp. debt associated with the transaction, net of cash, was approximately $22.2 billion (£14.6 billion). Verizon Wireless expects to realise synergies with a net present value, after integration costs, of more than $9 billion (£5.9 billion), driven by aggregate capital and operating expense savings.

In January 2009, the Group completed the acquisition of 98.47% of Wayfinder Systems AB (publ) (‘Wayfinder’) for cash consideration of SEK 234 million (£19 million). Wayfinder is a leading provider of innovative location based services, which focuses on combining best practice of technology and ease-of-use. The Group intends to initiate compulsory acquisition proceedings under the Swedish Companies Act, in order to acquire the remaining shares in Wayfinder.

Vodafone Essar Limited (‘VEL’) and Vodafone International Holdings B.V. (‘VIHBV’) each received notices in August 2007 and September 2007, respectively, from the Indian tax authorities, which alleged potential liability arising in connection with the alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VEL. Following the receipt of such notices, VEL and VIHBV each filed writs seeking orders that their respective notices be quashed. Hearings subsequently took place before both the Bombay High Court and Delhi Supreme Court in the case of the VIHBV writ, and as a result the matter has been referred back to the Indian tax authorities who have been directed to establish from the facts whether they consider they have any jurisdiction to seek tax from VIHBV on the transaction. VIHBV has been given a right of appeal to the Indian Courts should the tax authorities consider they have such jurisdiction. VEL’s case is due to be heard next by the Bombay High Court on 3 March 2009.

VIHBV believes that neither it nor any other member of the Group is liable for such withholding tax and is defending this position vigorously.

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

	Quarter ended 31 December
	Group(1)		Europe(1)		Africa & Central Europe(1)(2)		Asia Pacific & Middle East(1)(2)
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	6,779	6,128	4,609	4,221	1,039	1,021	1,130	886
Messaging revenue	1,149	1,021	918	808	121	115	110	98
Data revenue	786	540	642	458	67	45	77	37
Fixed line revenue	695	474	656	462	26	4	14	8
Other service revenue	262	227	188	150	37	31	71	67
Service revenue	9,671	8,390	7,013	6,099	1,290	1,216	1,402	1,096
	Quarter ended 31 December % Change
	Group(1)		Europe(1)		Africa & Central Europe(1)(2)		Asia Pacific & Middle East(1)(2)
	£	Organic	£	Organic	£	Organic	£	Organic

Voice revenue	10.6	(3.1)	9.2	(4.9)	1.8	(0.1)	27.5	6.7
Messaging revenue	12.5	0.3	13.6	(0.2)	5.2	0.8	12.2	4.9
Data revenue	45.6	25.3	40.2	21.8	48.9	54.5	108.1	44.4
Fixed line revenue	46.6	0.6	42.0	–	550.0	–	75.0	55.6
Other service revenue	15.4	8.4	25.3	11.2	19.4	12.1	6.0	2.1
Service revenue	15.3	(0.3)	15.0	(1.4)	6.1	2.3	27.9	8.4

	Quarter ended 31 December
	Germany(1)(2)		Italy(1)		Spain(1)		UK(1)
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	1,017	892	909	770	994	906	787	851
Messaging revenue	191	174	214	173	114	99	239	230
Data revenue	209	142	105	71	102	80	123	94
Fixed line revenue	445	392	107	35	68	19	8	6
Other service revenue	47	36	28	23	50	51	69	54
Service revenue	1,909	1,636	1,363	1,072	1,328	1,155	1,226	1,235
	Quarter ended 31 December % Change
	Germany(2)		Italy		Spain		UK
	£	Organic	£	Organic	£	Organic	£	Organic

Service revenue	16.7	(1.4)	27.1	1.9	15.0	(5.8)	(0.7)	(0.7)

Notes:

(1)	The Group changed its presentation of revenue during the financial year. See “Change in presentation” on page 12.
(2)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

MOBILE CUSTOMERS(1) – 1 APRIL 2008 TO 31 DECEMBER 2008

	SIX MONTHS ENDED 30 SEPTEMBER 2008				QUARTER ENDED 31 DECEMBER 2008
COUNTRY (in thousands)	AT 1 APR	NET	OTHER	AT 30 SEP	NET	OTHER	AT 31 DEC	PREPAID
	2008	ADDITIONS	MOVEMENTS(2)	2008	ADDITIONS	MOVEMENTS(2)	2008
Europe

Germany(3)	34,412	1,779	–	36,191	(22)	–	36,169	56.0%

Italy	23,068	131	–	23,199	(108)	–	23,091	88.6%

Spain	16,039	347	–	16,386	152	–	16,538	40.6%

UK	18,537	180	–	18,717	449	–	19,166	58.8%

	92,056	2,437	–	94,493	471	–	94,964	63.6%
Other Europe

Greece	5,460	161	–	5,621	139	–	5,760	69.1%

Netherlands	4,252	211	–	4,463	80	–	4,543	41.5%

Portugal	5,209	241	–	5,450	134	–	5,584	78.5%

Other	3,594	58	–	3,652	97	–	3,749	79.3%
	18,515	671	–	19,186	450	–	19,636	67.3%
	110,571	3,108	–	113,679	921	–	114,600	64.2%
Africa & Central Europe(3)

Vodacom(4)	16,998	846	–	17,844	1,041	–	18,885	88.7%

Romania	8,921	595	–	9,516	134	–	9,650	62.1%

Turkey	16,935	428	–	17,363	(643)	–	16,720	88.5%

Other	11,783	617	(2,704)	9,696	584	316	10,596	72.7%

	54,637	2,486	(2,704)	54,419	1,116	316	55,851	80.5%
Asia Pacific & Middle East(3)

India	44,126	10,499	–	54,625	6,308	–	60,933	92.1%

Egypt	14,073	2,318	–	16,391	1,220	–	17,611	96.0%

Other	6,279	218	–	6,497	170	76	6,743	72.2%

	64,478	13,035	–	77,513	7,698	76	85,287	91.2%

Group	229,686	18,629	(2,704)	245,611	9,735	392	255,738	77.0%

Reconciliation to proportionate

Group	229,686	18,629	(2,704)	245,611	9,735	392	255,738	77.0%
Minority interests in above(5)	(23,050)	(4,805)	45	(27,810)	(2,871)	110	(30,571)
Associates and investments:

Verizon Wireless	30,230	1,321	313	31,864	616	(55)	32,425	5.4%
Other	23,620	2,443	3,791	29,854	1,544	–	31,398	96.8%
	53,850	3,764	4,104	61,718	2,160	(55)	63,823
Proportionate(5)	260,486	17,588	1,445	279,519	9,024	447	288,990	83.4%

Europe	118,843	3,096	–	121,939	1,116	–	123,055	61.3%
Africa & Central Europe(3)	52,496	2,558	1,170	56,224	1,182	426	57,832	80.5%
Asia Pacific & Middle East(3)	58,917	10,613	(38)	69,492	6,110	76	75,678	97.7%
Verizon Wireless	30,230	1,321	313	31,864	616	(55)	32,425	5.4%

Notes:

(1)	Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.
(2)

Other movements relate to Kenya being accounted for as an associate from 28 May 2008 following the allocation of shares in its public offering, the acquisition of Ghana Telecom on 15 August 2008 and subsequent revision of customer numbers in the quarter to December 2008 and acquisitions in Poland and Australia.

(3)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.
(4)	Vodacom refers to the Group’s interests in Vodacom Group (Proprietary) Limited and its subsidiaries, including those located outside of South Africa.
(5)

Proportionate customers are based on equity interests as at 31 December 2008. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.58% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008	30 JUN 2008	30 SEP 2008	31 DEC 2008

Germany(1)	Total	24.2%	20.7%	20.8%	20.1%	22.6%	21.0%	18.9%	28.8%

	Contract	14.9%	14.0%	14.7%	14.5%	15.1%	16.0%	15.6%	15.2%

	Prepaid	31.9%	26.4%	26.0%	24.7%	28.5%	24.9%	21.5%	39.4%

Italy	Total	20.6%	18.1%	25.0%	24.1%	27.5%	27.1%	30.3%	27.2%

	Contract	14.1%	15.9%	14.7%	17.5%	18.1%	17.6%	15.8%	17.3%

	Prepaid	21.2%	18.3%	25.9%	24.8%	28.4%	28.2%	32.0%	28.5%

Spain	Total	24.7%	22.4%	24.5%	23.6%	24.1%	23.6%	24.3%	25.3%

	Contract	16.6%	14.8%	14.6%	15.2%	16.6%	16.4%	16.1%	18.3%

	Prepaid	34.5%	31.7%	37.2%	34.6%	34.3%	33.6%	36.0%	35.6%

UK	Total	29.8%	34.1%	35.5%	34.7%	35.7%	39.3%	38.5%	34.6%

	Contract	17.4%	15.9%	15.3%	15.6%	17.3%	18.0%	17.5%	17.3%

	Prepaid	37.9%	46.0%	48.8%	47.4%	47.8%	53.7%	52.9%	46.8%

3G DEVICES(2)

	QUARTER TO 30 SEPTEMBER 2008			QUARTER TO 31 DECEMBER 2008
COUNTRY (in thousands)	AT 1 JLY	NET	AT 30 SEP	NET	AT 31 DEC
	2008	ADDITIONS	2008	ADDITIONS	2008

Germany(1)	6,383	585	6,968	718	7,686
Italy	6,231	484	6,715	602	7,317
Spain	5,810	691	6,501	330	6,831
UK	4,105	546	4,651	489	5,140
Other Europe	3,889	312	4,201	197	4,398
Europe	26,418	2,618	29,036	2,336	31,372
Africa & Central Europe(1)	1,954	402	2,356	384	2,740
Asia Pacific & Middle East(1)	1,486	176	1,662	159	1,821
Group	29,858	3,196	33,054	2,879	35,933

Consumer devices	25,549	2,403	27,952	2,076	30,028
Business devices	4,309	793	5,102	803	5,905
Group	29,858	3,196	33,054	2,879	35,933

Notes:

(1)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.
(2)	3G devices only include those in the Group’s subsidiary and joint venture undertakings.

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER ENDED
COUNTRY (in millions)	31 MAR 2007	30 JUN 2007	30 SEP 2007	31 DEC 2007	31 MAR 2008	30 JUNE 2008	30 SEP 2008	31 DEC 2008

Europe

Germany(2)	9,230	9,897	10,263	10,827	11,023	11,507	11,522	11,847

Italy	8,439	8,932	9,051	9,651	9,813	10,094	10,010	10,622

Spain	8,248	8,530	8,886	8,800	8,815	9,226	9,059	8,827

UK	8,790	8,963	9,112	9,434	9,508	9,650	9,597	9,762

Greece	1,985	2,168	2,282	2,244	2,262	2,395	2,443	2,370

Netherlands	1,900	2,006	1,899	2,036	2,077	2,260	2,108	2,313

Portugal	1,612	1,657	1,836	1,764	1,763	1,839	2,049	2,075

Other	1,635	1,741	1,796	1,790	1,787	1,970	1,911	1,994

	41,839	43,894	45,125	46,546	47,048	48,941	48,699	49,810

Africa & Central Europe(2)

Vodacom(3)	2,545	2,608	4,363	4,030	4,080	4,102	3,430	4,056

Romania	2,339	2,540	2,726	2,778	2,754	2,910	2,976	3,036

Turkey	6,224	6,583	6,551	6,157	6,155	6,876	7,028	7,122

Other(4)(5)	2,989	3,272	3,457	3,719	3,793	3,757	3,880	4,039

	14,097	15,003	17,097	16,684	16,782	17,645	17,314	18,253

Asia Pacific & Middle East(2)

India(6)	–	21,532	36,011	39,913	46,734	52,349	56,745	61,606

Egypt	4,156	4,794	5,591	5,878	6,398	7,112	7,810	7,975

Other	5,899	3,010	3,128	3,357	3,350	3,397	3,445	3,657

	10,055	29,336	44,730	49,148	56,482	62,858	68,000	73,238

Group	65,991	88,233	106,952	112,378	120,312	129,444	134,013	141,301

Notes:

(1)

The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.
(3)	Vodacom refers to the Group’s interests in Vodacom Group (Proprietary) Limited and its subsidiaries, including those located outside of South Africa.
(4)	Ghana Telecom is included from 15 August 2008 following the completion of its acquisition.
(5)

With effect from 28 May 2008, joint venture minutes within the Africa & Central Europe area exclude the Group’s share of minutes for Safaricom as it is accounted for as an associate following the allocation of shares in its public offering.

(6)	Vodafone Essar is included from 8 May 2007 and during the quarter ended 31 December 2008, historical mobile voice usage volumes were restated to eliminate inter-circle minutes.

ADDITIONAL INVESTOR INFORMATION AND KEY PERFORMANCE INDICATORS

AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

COUNTRY		31 MAR	30 JUN	30 SEP	31 DEC	31 MAR	30 JUN	30 SEP	31 DEC
		2007	2007	2007	2007	2008	2008	2008	2008

Europe:
Germany(1)	Total	19.3	19.4	19.4	17.9	16.9	17.0	16.8	16.2
(EUR)	Contract	34.7	34.9	35.3	33.1	32.0	32.4	32.4	31.2
	Prepaid	6.1	6.2	6.1	5.5	5.0	4.8	4.6	4.4
Italy	Total	23.3	23.1	22.6	21.6	20.8	21.3	21.7	21.5
(EUR)	Contract	69.5	69.8	65.2	65.4	62.1	60.6	56.5	56.0
	Prepaid	19.1	18.8	18.6	17.2	16.4	16.8	17.4	17.0
Spain	Total	33.6	36.1	36.4	34.1	32.6	32.6	33.3	30.3
(EUR)	Contract	48.9	52.0	51.7	48.0	45.4	45.4	45.9	41.7
	Prepaid	15.0	16.4	16.5	15.5	14.9	14.4	14.6	13.2
UK	Total	22.5	22.9	23.9	22.5	21.6	22.0	22.0	21.5
(GBP)	Contract	43.4	43.5	45.8	42.2	41.2	41.2	40.5	39.2
	Prepaid	8.6	8.9	9.0	9.0	8.4	8.6	8.8	8.5
Greece	Total	24.6	25.4	26.1	22.7	21.5	22.0	22.7	19.8
(EUR)	Contract	56.5	60.0	62.0	53.4	49.7	51.2	52.9	47.3
	Prepaid	10.1	10.2	10.4	8.9	8.4	8.4	8.6	7.3
Netherlands	Total	36.1	37.6	38.5	35.9	35.4	36.9	35.6	35.3
(EUR)	Contract	57.8	59.7	59.6	55.8	55.0	57.3	55.1	54.4
	Prepaid	9.8	10.6	10.8	9.4	9.4	9.4	9.3	8.7
Portugal	Total	21.7	22.0	23.4	22.1	21.2	21.4	21.6	18.8
(EUR)	Contract	54.2	54.9	59.0	54.2	50.9	51.5	51.4	45.7
	Prepaid	13.2	13.2	14.0	13.4	13.0	12.9	13.2	11.3

Africa & Central Europe(1):
Romania(2)	Total	9.5	10.8	10.9	10.8	9.7	10.3	10.4	9.9
(EUR)	Contract	19.1	21.9	22.4	22.3	19.6	21.2	21.2	20.1
	Prepaid	4.3	4.7	4.6	4.5	4.0	3.8	3.9	3.5
Turkey	Total	14.4	15.7	16.3	14.6	13.2	13.6	14.2	11.6
(TRY)	Contract	28.7	29.2	29.8	28.7	27.4	27.3	28.6	26.1
	Prepaid	12.9	14.1	14.7	12.9	11.4	11.8	12.3	9.8
Vodacom	Total	103.9	98.5	99.4	109.2	102.9	103.5	106.4	111.0
(ZAR)	Contract	627.4	595.1	319.7	451.2	452.9	445.2	446.7	440.4
	Prepaid	41.4	39.7	66.0	60.3	56.8	56.7	59.1	65.1

Asia Pacific & Middle East(1):
India(3)	Total	N/A	N/A	361	349	350	332	305	297
(INR)	Contract	N/A	N/A	886	899	910	904	871	850
	Prepaid	N/A	N/A	291	283	287	272	250	245
Egypt	Total	75.0	75.0	71.0	66.2	63.2	62.1	61.5	55.7
(EGP)	Contract	295.8	308.8	304.5	281.2	286.7	293.5	292.9	254.3
	Prepaid	59.1	60.4	58.2	55.6	52.6	51.4	51.3	47.2

Notes:

(1)	The Group revised its regional and segment structure during the period. See “Change in segments” on page 12.
(2)

On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. Historical ARPU numbers have been translated at the 1 October 2007 US$/euro exchange rate.

(3)	ARPU for India includes Indus Towers.

-ends-

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes:

1.	Vodafone, the Vodafone logos, Vodafone Station and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.

All growth rates reflect a comparison to the quarter ended 31 December 2007, unless otherwise stated. References to the “previous quarter” are to the quarter ended 30 September 2008 unless otherwise stated.

3.	Eliminations within the Europe region revenue table represent intercompany revenue between the segments within the region.
4.

The calculation of organic growth excludes India from all periods, but includes the in-country acquisitions from Tele2 in Italy and Spain on a pro forma basis. Pro forma growth represents organic growth adjusted to include India in all periods.

5.	Definitions of terms are included on page 155 of the Group’s 2008 Annual Report, as updated on page 41 of the Group’s Half-Year Financial Report for the six months ended 30 September 2008.
6.	The Group’s outlook for the year ending 31 March 2009 is contained on page 5 of Vodafone’s Half-Year Financial Report for the six months ended 30 September 2008.

Change in presentation

During the current financial year, the Group changed its presentation of revenue. All periods are presented on the current basis.

Visitor revenue and revenue from MVNOs are now reported in the line ‘other service revenue’. This revenue was previously reported within each of the lines for voice, messaging and data revenue. Visitor revenue represents the amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network. Visitor revenue previously reported within data revenue will continue to be included in the measurement of total communications initiatives.

Change in segments

During the current period, the Group revised its regions and segments. All periods are presented on the current basis.

On 9 September 2008, the Group announced that the EMAPA region would be reorganised to provide greater focus on the Group’s higher growth markets. As a result, two new regions were created, Africa & Central Europe and Asia Pacific & Middle East. The Africa & Central Europe region includes the Group’s interests in the Czech Republic, Ghana, Hungary, Kenya, Poland, Romania, Turkey and Vodacom. Vodacom refers to Vodacom Group (Proprietary) and its subsidiaries, including those located outside of South Africa. The Asia Pacific & Middle East region includes Australia, China, Egypt, Fiji, India, New Zealand and Qatar. Verizon Wireless is reported as a separate segment.

Germany and Arcor are now presented as one segment following the acquisition of the remaining 26.4% of Arcor in May 2008, taking the Group’s ownership to 100%, and the alignment of the internal management structure.

Forward-looking statements

This press release contains forward-looking statements which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include but are not limited to statements with respect to Vodafone’s expectations as to savings from the cost saving programme; expectations as to levels of capital expenditure and operating expenditure; the anticipated impact of exchange rate movements on the Group’s results for the current fiscal year; and the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow for the 2009 financial year. Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information under the heading “Other Information – Forward-Looking Statements” in the Half-Year Financial Report for the six months ended 30 September 2008 and “Principal Risk Factors and Uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2008. The Half-Year Financial Report and the Annual Report can be found on the Group’s website (www.vodafone.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 4 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary